UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02013559

NO ACT
P.E 12-11-01
1-02189

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

January 28, 2002

Act 1934
Section 14A-8
Rule
Public Availability 1-28-2002

Brian J. Smith
Divisional Vice President
Domestic Legal Operations
and Assistant Secretary
Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Re: Abbott Laboratories

Dear Mr. Smith:

This is in regard to your letter dated December 11, 2001 concerning the shareholder proposal submitted by Catholic Healthcare West (CHW), Congregation of the Sisters of Charity of the Incarnate Word, Walden/BBT Domestic Social Index Fun (WDSIX), Sisters of Mercy Regional Community of Detroit, Catholic Health Initiatives, CHRISTUS Health, Sisters of the Holy Spirit and Mary Immaculate, Medical Mission Sisters, Sisters of Charity of Saint Elizabeth, Benedictine Sisters Charitable Trust, Board of Pensions of the Evangelical Lutheran Church, Dominican Sisters of Springfield, Illinois, The Diocese of Yakima, Mercy Consolidated Asset Management Program for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Abbott therefore withdraws its December 11, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

cc: c/o Susan Vickers, RSM
Catholic Healthcare West
Director of Advocacy
1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024

ABBOTT

RECEIVED

DEC 12 2001

Brian J. Smith
Divisional Vice President
Domestic Legal Operations
and Assistant Secretary

Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Telephone: (847) 937-6472
Facsimile: (847) 938-1206

December 11, 2001

1934 Act/Rule 14a-8

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by:
Catholic Healthcare West (CHW), dated October 19, 2001
Congregation of the Sisters of Charity of the Incarnate Word, dated October 22, 2001
Walden/BBT Domestic Social Index Fund (WDSIX), dated October 30, 2001
Sisters of Mercy Regional Community of Detroit, dated October 31, 2001
Catholic Health Initiatives, dated November 5, 2001
CHRISTUS Health, dated November 5, 2001
Sisters of the Holy Spirit and Mary Immaculate, dated November 5, 2001
Medical Mission Sisters, dated November 7, 2001
Sisters of Charity of Saint Elizabeth, dated November 7, 2001
Benedictine Sisters Charitable Trust, dated November 10, 2001
Board of Pensions of the Evangelical Lutheran Church, dated November 12, 2001
Dominican Sisters of Springfield, Illinois, dated November 12, 2001
The Diocese of Yakima, dated November 13, 2001
Mercy Consolidated Asset Management Program, dated November 13, 2001

Dear Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the proponents listed above from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which the we expect to file in definitive form with the Commission on or about March 12, 2002.

We received notices from the proponents listed above, each submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

WHEREAS
We believe that access to needed health care services and products is essential to human development and well being;

Pharmaceutical products play a significant role in maintaining and restoring human health;

Millions of Americans lack access to prescription medicines or pay dearly for them because they are un-insured or under-insured:

- 77 million Americans either have no prescription drug coverage or consider their coverage inadequate, according to a 2000 survey commissioned by a leading provider of pharmacy benefit services (Merck-Medco, page 16 of Merck's 2000 Annual Report);

- More than a quarter of all Medicare beneficiaries (10 million) had no coverage in 1998 (the most recent year for which national data are available); the other three-quarters of all Medicare beneficiaries had some drug coverage for at least part of 1998, but access to these benefits is declining, as is the scope of existing coverage ("Medicare and Prescriptions Drugs," Kaiser Family Foundation, May 2001).

The responsibility to solve the problem of lack of health coverage and lack of access to pharmaceuticals needed for quality and extension of life, is not the sole responsibility of pharmaceutical companies, but such companies are a needed/indispensable part of the solution;

Efforts have begun to address the issue, but have not been sufficient. (For example, our company's patient assistance program reaches only a miniscule number of people when compared to the millions of un-insured and under-insured.) Greater efforts, by all who are part of the solution, are needed;

There are a number of efforts that pharmaceutical companies could undertake to progressively help more un-insured and under-insured people to gain access to their products. Often, such programs not only help individuals, but also enhance the image of a company.

THEREFORE, BE IT RESOLVED: Shareholders request the Board of Directors to report to shareholders by September 2002 on the company's initiatives to create, expand, and implement policies and programs to extend pharmaceutical accessibility, taking into account the costs and benefits, including benefits to society at large, (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT:
The Report could include, but would not be limited to:

- Support of state and federal legislative initiatives that would expand access
- Support of states' efforts to leverage their group buying power
- Discount pharmaceutical programs
- A company's patient assistance program, easily accessed by both patients and health personnel
- The number of people affected by each of the programs.

We urge you to vote FOR this resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponents to notify them of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from its proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As Proposals Included in Abbott's Proxies in 2000 and 2001

We believe that we may properly exclude the proposal because the proposal deals with substantially the same subject matter as proposals we have submitted to our shareholders at our annual meeting of shareholders in 2000 and 2001. In each case some of the proponents were proponents of the earlier proposals. At the annual meeting in 2001, the second time the shareholders were asked to vote on this issue, 4.731% of the total votes cast in regard thereto voted in favor of the proposal, while at the annual meeting in 2000 4.770% of the total votes cast in regard thereto voted in favor of the proposal. Copies of the two prior proposals and supporting statements are attached as Exhibit B. Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal if the proposal deals with substantially the same subject matter as two other proposals that the company included in its proxy materials within the last five years and the second time the proposal was submitted to the company's shareholders it received less than 6% of the total number of votes cast.

The Staff has granted no-action relief to companies in the past when proposals were submitted that were substantially the same as prior proposals despite differences in specific language or corporate action proposed. See General Electric Company (January 29, 1999) (proposal relating to participation in nuclear power business); Eastman Chemical Company (March 27, 1998) (proposal relating to production of products used in cigarettes); American Brands, Inc. (February 10, 1994) (proposal relating to manufacture of tobacco products); and Abbott Laboratories (December 29, 1989) (proposal relating to marketing practices and policies for infant formula).

The purpose of the 2001 and 2000 proposals and this year's proposal is to enlist Abbott's Board of Directors' in attempts to increase access to drugs produced by Abbott. Shareholders have not supported this proposal in the prior two years and we should not have to present them with another proposal covering substantially the same issue as the proposals they have previously rejected. In fact, the percentage of shareholders voting in favor of this issue the second time it was submitted for shareholder approval actually decreased from the percentage of shareholders voting in favor of this issue the first time it was presented to shareholders.

The proponents have attempted to modify this proposal from the proposals in the prior two years in order to avoid exclusion under Rule 14a-8(i)(12)(ii) while in effect presenting substantially the same issue to shareholders. The 2000 proposal focused on implementation of a price restraint policy for consumers with respect to pharmaceutical drugs with a request that the Board of Directors deliver a report regarding any changes in price restraint policies of Abbott as a result of the proposal. The 2001 proposal also emphasized price restraint and requested that the Board of Directors deliver a related report to shareholders. This year's version requested a report to shareholders on "policies and programs to extend pharmaceutical accessibility." The same social issue, however well intentioned, is clearly the gist of all three proposals.

In Eastman Chemical Company (March 27, 1998), the Staff granted no-action relief to Eastman with respect to the exclusion of a shareholder proposal that requested management to cease producing certain tobacco products and requesting the Board to implement a policy prohibiting the manufacture of cigarette filters until it could be scientifically demonstrated that fibers from the filters do not cause adverse health effects to smokers because a proposal submitted to shareholders two years earlier proposing "that shareholders ask management to take steps to accomplish a divestiture of the Corporation's filter tow product line by January 1, 1997" had received less than three percent of the votes cast for such proposal. In Eastman, both proposals related to Eastman's producing products for the tobacco industry and the Staff clearly found that despite differences in the corporate action proposed, the proposals had the same substantive concern and were considered substantially the same subject matter.

Similar to the Staff's finding in General Electric Company (January 29, 1999) that each of the proposals "when viewed together with their supporting statements, appears to focus on decommissioning reactors and halting General Electric's promotion of nuclear power," all three of the proposals submitted to Abbott discussed in this letter focus on the accessibility of drugs for consumers.

We believe that the Staff's no-action positions cited above support our omission of the proposal under Rule 14a-8(i)(12)(ii) because the current proposal and the previous proposals deal with substantially the same subject matter – enabling more people to gain access to such drugs who otherwise would be unable to afford them.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847)937-6472 or John Berry at (847)938-3591. We may also be reached by facsimile at (847) 938-1206 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Brian J. Smith

BJS:pk

Enclosures

EXHIBIT A

ACCESS TO PRESCRIPTION DRUGS
Abbott

WHEREAS:
We believe that access to needed health care services and products is essential to human development and well being;

Pharmaceutical products play a significant role in maintaining and restoring human health;

Millions of Americans lack access to prescription medicines or pay dearly for them because they are un-insured or under-insured:

- 77 million Americans either have no prescription drug coverage or consider their coverage inadequate, according to a 2000 survey commissioned by a leading provider of pharmacy benefit services (Merck-Medco, page 16 of Merck's 2000 Annual Report);
- More than a quarter of all Medicare beneficiaries (10 million) had no coverage in 1998 (the most recent year for which national data are available); the other three-quarters of all Medicare beneficiaries had some drug coverage for at least part of 1998, but access to these benefits is declining, as is the scope of existing coverage ("Medicare and Prescriptions Drugs," Kaiser Family Foundation, May 2001).

The responsibility to solve the problem of lack of health coverage and lack of access to pharmaceuticals needed for quality and extension of life, is not the sole responsibility of pharmaceutical companies, but such companies are a needed/indispensable part of the solution;

Efforts have begun to address the issue, but have not been sufficient. (For example, our company's patient assistance program reaches only a miniscule number of people when compared to the millions of un-insured and under-insured.) Greater efforts, by all who are part of the solution, are needed;

There are a number of efforts that pharmaceutical companies could undertake to progressively help more un-insured and under-insured people to gain access to their products. Often, such programs not only help individuals, but also enhance the image of a company.

THEREFORE, BE IT RESOLVED: Shareholders request the Board of Directors to report to shareholders by September 2002 on the company's initiatives to create, expand, and implement policies and programs to extend pharmaceutical accessibility, taking into account the costs and benefits, including benefits to society at large, (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT:
The Report could include, but would not be limited to:

- Support of state and federal legislative initiatives that would expand access
- Support of states' efforts to leverage their group buying power
- Discount pharmaceutical programs
- A company's patient assistance program, easily accessed by both patients and health personnel
- The number of people affected by each of the programs.

We urge you to vote FOR this resolution.

EXHIBIT B

Drug Pricing Resolution 2001

WHEREAS:
Important as prescription drugs are, not everyone has access to them. Millions of Americans have inadequate or no insurance coverage for drugs;

Most people without drug coverage purchase their needed drugs at a retail pharmacy;

A Report prepared for the President by the Department of Health and Human Services (Prescription Drug Coverage, Spending, Utilization, and Prices, April 2000) found that:

- Individuals without drug coverage pay a higher price at the retail pharmacy than the total price paid on behalf of those with drug coverage.
- In 1999, excluding the effects of rebates, the typical cash customer paid nearly 15% more than the customer with third-party coverage. For a quarter of the most common drugs, the price difference between cash and third parties was even higher – over 20%.
- For the most commonly prescribed drugs, the price difference between cash customers and those with third-party coverage grew substantially larger between 1996 and 1999.

This same Report found that the markup added by the wholesaler, after purchase from the manufacturer, is "generally small, perhaps 2% - 4%." (ch.3, p101);

The literature cited in the Report suggests that pharmacy margins have been falling in recent years; (p.103)

Pharmaceutical manufacturers spent $1.9 billion on advertising in 1999 – double the amount spent in 1997 (Business Week, May 22, 2000);

RESOLVED: Shareholders request the Board of Directors to:

1. Create and implement a policy of price restraint on prescription drugs, utilizing a combination of approaches to keep drug prices at reasonable levels.
2. Report to shareholders by September, 2001 on changes in policies and pricing procedures for prescription drugs (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT
We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. Advertising is another significant company expenditure. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.

2001final

Abbott Drug Pricing

WHEREAS:
Health Care Financing Administration data, based on five year figures through 1998, shows spending on prescription drugs rising 12% per year, more than double the 5.1% increase in national health expenditures;

A 1998 House Committee Report found that:
* Older Americans and other individuals (e.g., the uninsured and the underinsured) who buy prescription drugs in the retail market pay substantially more for drugs than drug manufacturers' "favored customers" (federal government agencies and large HMO's);
* Pharmacies appear to have small mark-ups in prices of prescription drugs; these higher prices are also borne by institutional health care facilities;

Drug prices are consistently higher in the US retail market than in other industrialized countries. Recent studies reveal that eight antidepressants and anti-psychotic drugs cost, on average, twice as much in the US as in European and other North American industrialized countries.

Our company has paid $5.1 million as part of a settlement of a class action law suit that accused several companies of using an unfair two-tiered system to price wholesale drugs;

RESOLVED: Shareholders request the Board of Directors:
1. Create and implement a policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers, utilizing a combination of approaches to keep drug prices at reasonable levels.
2. Report to shareholders by September, 2000, on changes in policies and pricing procedures for pharmaceutical products (withholding any competitive information, and at reasonable cost).

SUPPORTING STATEMENT

We suggest that the policy include a restraint on each individual drug and that it not be based on averages which can mask tremendous disparities: a low price increase for one compound and a high price increase for another; one price for a "favored customer" (usually low) and another for the retail customer (usually high).

We understand the need for ongoing research and appreciate the role that our company has played in the development of new medicines. We are also aware that the cost of research is only one determinant for the final price of a drug. The manufacturing, selling, marketing and administrative costs often contribute far more to the price of a drug than research costs. Thus, we believe that price restraint can be achieved without sacrificing necessary research efforts.

ABBOTT

Legal Division

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049
Telephone: (847) 938-3591
Facsimile: (847) 938-1206

FACSIMILE COVER SHEET

FACSIMILE NO.: (847) 938-1206

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

DATE: January 25, 2002

NAME: Keir Gumbs

LOCATION: Security & Exchange Commission

FAX: (202) 942-9525

FROM: John Berry, Senior Counsel

- TOTAL NUMBER OF PAGE(S) INCLUDING COVER PAGE 16

IF YOU DO NOT RECEIVE ALL PAGES AS INDICATED, PLEASE CALL (847) 937-5206

ABBOTT

Legal Division

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049
Telephone: (847) 938-3591
Telecopier: (847) 938-1206

January 25, 2002

By Fax

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories - Shareholder Proposal Submitted by:
Catholic Healthcare West (CHW), dated October 19, 2001
Congregation of the Sisters of Charity of the Incarnate Word, dated October 22, 2001
Walden/BBT Domestic Social Index Fund (WDSIX), dated October 30, 2001
Sisters of Mercy Regional Community of Detroit, dated October 31, 2001
Catholic Health Initiatives, dated November 5, 2001
CHRISTUS Health, dated November 5, 2001
Sisters of the Holy Spirit and Mary Immaculate, dated November 5, 2001
Medical Mission Sisters, dated November 7, 2001
Sisters of Charity of Saint Elizabeth, dated November 7, 2001
Benedictine Sisters Charitable Trust, dated November 10, 2001
Board of Pensions of the Evangelical Lutheran Church, dated November 12, 2001
Dominican Sisters of Springfield, Illinois, dated November 12, 2001
The Diocese of Yakima, dated November 13, 2001
Mercy Consolidated Asset Management Program, dated November 13, 2001

Dear Ladies and Gentlemen:

We have been advised by each of the proponents of the shareholder proposal on access to prescription drugs that they are withdrawing their proposal. I have enclosed copies of the letters or e-mails we received from each of the proponents confirming this. Please let me know if you have any questions.

Very truly yours,

John A. Berry
Senior Counsel

JAB:pk
Enclosures

cc: Cathy Babington
Bob Curley
Jose de Lasa
Brian Smith

Catholic Healthcare West
CHW

ABBOTT LABORATORIES
JAN - 4 2002
LEGAL DIVISION

1700 Montgomery Street
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

December 19, 2001

Brian J. Smith
Assistant Secretary
Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Via FACSIMILE 847- 938-1206

Dear Mr. Smith:

Catholic Healthcare West hereby withdraws it proposal dated October 19, 2001. A copy of the proposal is enclosed.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
Director of Advocacy

CONGREGATION

of the

SISTERS of CHARITY of the INCARNATE WORD

P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969

(713) 928-6053 • (713) 921-2949 FAX

January 8, 2002

Susan Vickers
Catholic Healthcare West
1700 Montgomery Street – Suite 300
San Francisco, CA 94111

Dear Susan,

I acknowledge my agreement with the decision to withdraw the shareholder proposal on Access to Prescription Drugs submitted to Abbott Laboratories for the 2002 annual meeting, and thereby authorize you to notify the company of our decision to withdraw the resolution.

Sister Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity, Houston

Dear Cathy,

I wanted to let you know that the Boston Trust Investment Management, Inc., a wholly owned subsidiary of United States Trust Company of Boston, as adviser to the Walden/BBT Domestic Social Index Fund (WDSIX) is withdrawing its resolution with Abbott in agreement with the decision made by the primary filer, Catholic Healthcare West, as represented by Susan Vickers.

Best wishes in the new year,

Stefanie Haug

-----Original Message-----
From: Vickers, Susan [mailto:SVICKERS@chw.edu]
Sent: Tuesday, January 08, 2002 12:08 PM
To: Abbott (E-mail); Barbara Aires (Business Fax); Colleen Scanlon (E-mail); Connie Takamine (E-mail); Donna Meyer Ph. D (E-mail); Gabriella Lohan (E-mail); Gordon Judd (E-mail 3); Grace Sbrissa (E-mail); James W. Donovan (E-mail); Jeff Peterson (E-mail); Lillian Anne Healy (E-mail 2); Lillian Anne Healy (E-mail); Linda Hayes (E-mail); Nora Nash (E-mail); PAt ZEREGA (E-mail); Regina Murphy (E-mail); Haug, Stefanie; Susan Mika (E-mail); Susan Vickers (E-mail); Trudy Brubaker (E-mail); Valerie Heinonen (E-mail 2)
Cc: Regina Murphy (E-mail); Cathy Babington (E-mail); Doris Gormley (E-mail)
Subject: Abbott Withdrawal

Dear Co-filers,
I spoke with Cathy Babington of Abbott yesterday and she asked that each of the co-filers on the Access to Prescription Drugs proposal confirm in writing his/her willingness to withdraw the proposal. I have copied Cathy on this message so that you will have her email address.
Thanks for your prompt response to this request.
Susan

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111
415-438-5511
415-591-2404 (FAX)
svickers@chw.edu

Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:05 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: Re: Withdrawl of Shareholder Resolution

"Gordon Judd" <JUDDG@trinity-health.org>

"Gordon Judd" <JUDDG@trinity-health.org>

01/11/2002 08:41 AM

To: <cathy.babington@abbott.com>
cc: <svickers@chw.edu>, "Gordon Judd" <JUDDG@trinity-health.org>
Subject: Withdrawl of Shareholder Resolution

Dear Cathy, We advise you that the Charitable Trust of the Sisters of Mercy of the Regional Community of Detroit is withdrawing its resolution with Abbott in agreement with the decision made by the primary filer, Catholic Healthcare West, as represented by Susan Vickers.

Sincerely,
Gordon Judd, CSB

Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:10 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: Re: Abbott Withdrawal

"Scanlon, Colleen" <ColleenScanlon@CHI-National.Org>

"Scanlon, Colleen" <ColleenScanlon@CHI-National.Org>
Sent by: "Blott, Lynn" <LynnBlott@CatholicHealth.net>

01/15/2002 11:40 AM

To: "'babington@abbott.com'" <babington@abbott.com>
cc: "Cahill, Pat" <PatCahill@CHI-National.Org>
Subject: Abbott Withdrawal

This message is being sent on behalf of Colleen Scanlon, Senior Vice President, Advocacy, Catholic Health Initiatives, Denver, Colorado

Please accept this as notification of Catholic Health Initiatives willingness to withdraw our resolution with Abbott regarding Access to Prescription Drugs in agreement with the decision made by the primary filer, Catholic Healthcare West, as represented by Sister Susan Vickers.

If you have any questions or concerns, please feel free to contact me at 303-383-2693.

Lynn Blott
Executive Assistant, Advocacy
Catholic Health Initiatives
Denver
PH. 303-383-2609
FX. 303-383-2737
LynnBlott@CatholicHealth.net

Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:03 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: Re: Abbott Withdrawal

"Donna Meyer" <dmmeyer@christushealth.org>

"Donna Meyer" <dmmeyer@christushealth.org>

01/08/2002 12:24 PM

To: <cathy.babington@abbott.com>
cc: <rick.moser@abbott.com>, <jeffp@carlislesri.com>, <jhernandez@CCVI-VDM.org>, <lhealy@CCVI-VDM.org>, <ColleenScanlon@CHI-National.Org>, <IMCEAFAX-Barbara+20Aires+40+2B1+20+28973+29+20290-5441@chw.edu>, <SVICKERS@chw.edu>, <PAT.ZEREGA@ecunet.org>, <trudybrubaker@elca.org>, <ctakamin@gbgm-umc.org>, <rmurphy@iccr.org>, <gsbrissa@juno.com>, <heinonenv@juno.com>, <nnash@osfphila.org>, <gabriella@shsp.org>, <slhayes@spdom.org>, <snmika@texas.net>, <juddg@trinity-health.org>, <shaug@USTrustBoston.com>, <dorisgormley@yahoo.com>
Subject: Re: Abbott Withdrawal

Please accept this as notification of CHRISTUS Health's willingness to withdraw our resolution with Abbott in agreement with the decision made by the primary filer, Catholic Healthcare West, as represented by Sister Susan Viskers.

Donna Meyer, Ph.D.
CHRISTUS Health
2600 North Loop West
Houston, Texas 77092
W 713.683.2010
Fax 713.680.4896
dmmeyer@christushealth.org

>>> "Vickers, Susan" <SVICKERS@chw.edu> 01/08/02 11:07AM >>>
Dear Co-filers,
I spoke with Cathy Babington of Abbott yesterday and she asked that each of the co-filers on the Access to Prescription Drugs proposal confirm in writing his/her willingness to withdraw the proposal. I have copied Cathy on this message so that you will have her email address.
Thanks for your prompt response to this request.
Susan

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111
415-438-5511
415-591-2404 (FAX)
svickers@chw.edu

Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:04 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: Re: Withdrawing resolution

"gabriella " <gabriella@shsp.org>

"gabriella "
<gabriella@shsp.org>
01/14/2002 04:42 PM
Please respond to gabriella

To: <cathy.babington@abbott.com>
cc:
Subject: Withdrawing resolution

To: Abbott Labratories

On behalf of the Sisters of the Holy Spirit Sisters, San Antonio, Texas, I am withdrawing the shareholder resolution we cofiled regarding Access to Precription Drugs.

Sister Gabriella Lohan
General Treasurer

MEDICAL MISSION SISTERS
OFFICE FOR RESPONSIBLE INVESTMENT
338 WEST STREET
HYDE PARK, MASSACHUSETTS 02136-1320

Telephone (617) 364-5255
Fax (617) 361-7097

January 23, 2002

Mr. John Berry
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. Berry:

This is to advise you that we are withdrawing our shareholder resolution with Abbott which we co-filed with Catholic Healthcare West and others.

This withdrawal in no way indicates that we are any less concerned about the lack of access to your products. We would like to keep open a dialogue on this issue and to learn whether our company is planning to report to shareholders on the efforts being made.

Sincerely,

Sister Regina Rowan, MMS

Sister Regina Rowan, MMS
Executive Director, Office for Responsible Investment

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

LEGAL DIVISION
JAN 15 2002
ABBOTT LABORATORIES

January 11, 2002

Mr. John A. Berry
Senior Counsel
Legal Division
Dept. 32L, Bldg. AP6D
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6049

By Fax: 847-938-1206

Dear Mr. Berry,

The Sisters of Charity of Saint Elizabeth **hereby withdraw** a shareholder resolution on access to prescription drugs which was submitted for inclusion in the Abbott Laboratories Proxy Statement for consideration by the shareholders at the Annual Meeting.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

SBA/cb

OFFICE OF THE GENERAL SECRETARY
BARBAIRES@AOL.COM

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Benedictine Sisters

Charitable Trust
530 Bandera Road
San Antonio, Tx 78228
210-735-4988 phone
210-735-2615 fax

January 25, 2002

John Berry
Abbott Laboratories
Abbott Park
North Chicago, IL 60064-3500

Dear Mr. Berry,

This letter will serve as notification that the Benedictine Sisters Charitable Trust is willing to withdraw the resolution on drug pricing. This is in agreement with the decision of the primary filer, Catholic Healthcare West and Sister Susan Vickers.

Sincerely,

Sr. Susan Mika
Corporate Responsibility Program

cc: Sr. Regina Murphy, ICCR
Sr. Susan Vickers, RSM
Jim Donovan

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

December 20, 2001

Brian J. Smith
Assistant Secretary
Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Via FACSIMILE 847- 938-1206

Dear Mr. Smith:

The Board of Pensions of the Evangelical Lutheran Church in America hereby withdraws it proposal dated November 12, 2001. A copy of the proposal is enclosed.

Sincerely,

William Michael Cunningham
Manager, Social Purpose Investing
Board of Pensions of the Evangelical Lutheran Church in America

Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:06 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: RE: Abbott Withdrawal

"Hayes, Sr. Linda" <SLHayes@spdom.org>

"Hayes, Sr. Linda" <SLHayes@spdom.org>

01/08/2002 03:07 PM

To: "Cathy Babington (E-mail)" <cathy.babington@abbott.com>
cc: "'Vickers, Susan'" <SVICKERS@chw.edu>
Subject: RE: Abbott Withdrawal

Dear Cathy,

I am writing to inform you that the Dominican Sisters of Springfield, IL, is withdrawing its resolution with Abbott in agreement with the decision made by the primary filer, Catholic Healthcare West, as represented by Susan Vickers.

Linda Hayes, OP
Dominican Sisters of Springfield, IL
Director, Corporate Social Responsibility
1237 W. Monroe Street
Springfield, IL 62704
slhayes@spdom.org
www.springfield.org

Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:02 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: Re: Resolution Withdrawal

Dbklipp@aol.com

Dbklipp@aol.com

01/09/2002 03:42 PM

To: cathy.babington@abbott.com
cc: svickers@chw.edu, rmurphy@iccr.org, jeffp@carlislesri.com, marciar@petersenhastings.com
Subject: Resolution Withdrawal

Ms. Cathy Babington,

Please accept this as notification of The Diocese of Yakima's willingness to withdraw our resolution with Abbott in agreement with the decision made by the primary filer, Catholic Healthcare West, as represented by Sister Susan Vickers.

Carlos A. Sevilla, S.J.
Bishop of Yakima
5301-A Tieton Drive
Yakima, WA 98908-3493
509.965.7117
509.966.8334 Fax
dioyak@televar.com <mailto:dioyak@televar.com>



Catherine V Babington
Sent by: Tracey Leinonen

01/15/2002 07:11 PM

To: John A Berry/LAKE/CORP/ABBOTT@ABBOTT
cc:
Subject: Re: Abbott Withdrawal

Valerie Heinonen <heinonenv@juno.com>



Valerie Heinonen <heinonenv@juno.com>

01/08/2002 01:52 PM

To: SVICKERS@chw.edu
cc: rick.moser@abbott.com, IMCEAFAX-Barbara+20Aires+40+2B1+20+28973+29+20290-5441@chw.edu, ColleenScanlon@CHI-National.Org, ctakamin@gbgm-umc.org, dmmeyer@christushealth.org, gabriella@shsp.org, juddg@trinity-health.org, gsbrissa@juno.com, sric@flash.net, jeffp@carlislesri.com, jhernandez@CCVI-VDM.org, lhealy@CCVI-VDM.org, slhayes@spdom.org, nnash@osfphila.org, PAT.ZEREGA@ecunet.org, rmurphy@iccr.org, shaug@USTrustBoston.com, snmika@texas.net, SVICKERS@chw.edu, trudybrubaker@elca.org, heinonenv@juno.com, cathy.babington@abbott.com, dorisgormley@yahoo.com
Subject: Re: Abbott Withdrawal

On behalf of the Mercy Consolidated Asset Management Program, I withdraw the shareholder proposal on Access to Prescription Drugs.

Valerie Heinonen, o.s.u.
Corporate Responsibility Representative
Mercy Consolidated Asset Management Program
212 674 2542
heinonenv@juno.com

On Tue, 8 Jan 2002 09:07:54 -0800 "Vickers, Susan" <SVICKERS@chw.edu> writes:
Dear Co-filers,
I spoke with Cathy Babington of Abbott yesterday and she asked that each of the co-filers on the Access to Prescription Drugs proposal confirm in writing his/her willingness to withdraw the proposal. I have copied Cathy on this message so that you will have her email address.
Thanks for your prompt response to this request.
Susan

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111
415-438-5511
415-591-2404 (FAX)
svickers@chw.edu